SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

First Half of 2004 Results

31 Agustus 2004

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT JJ

Market Capitalization

(As of 30 June 2004) Rp. 20.8 trillion

Issued shares

5,177,500,000 (after 5:1 Stock split)

Share Price

As of 30 June 2004           Rp. 4,025

Hi/Lo (last 3 mo)                Rp. 4,525 / Rp. 3,275

Major Shareholders

Indonesia Communication Ltd     41.9%

Government of Indonesia            15.0%

Public                                          43.1%

IDR to USD Conversion

30 June 2004 1USD = IDR 9,415

Board of Directors

President Dir/CEO – Widya Purnama

Deputy President Dir. – Ng Eng Ho

Finance Dir./CFO – Nicholas Tan Kok Peng

Cellular Mktg Dir. – Hasnul Suhaimi

Fixed Tel & MIDI Dir. – Wahyu Wijayadi

Business Dev. Dir. – Wityasmoro S.H

Corporate Svc. Dir. – Sutrisman

Network Quality & Operations Dir. – Raymond Tan Kim Meng

Consolidated Subsidiaries

PT Lintasarta  (69.46%)

PT IM2 (99.85%)

PT Sisindosat (96.87%)

Investor Relation Division, PT Indosat Tbk

Phone : +6221 3869614 / 300030001

Fax: +6221 3804045

e-mail: investor@indosat.com

http//:www.indosat.com

Financial Summary

For Period Ended 30 June

In Billion Rp.

2003

2004

(%)

 Change

Operating Revenues

3,882.3

5,074.0                 30.7%

Operating Expense

2,655.1

3,334.8                 25.6%

Operating Income

1,227.1

1,739.2                 41.7%

Net Income

   402.1

   717.6                 78.5%

EBITDA*)

2,074.1

2,985.0                 43.9%

*EBITDA: Earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Financial Ratios

Formula                                H1-2004

EBITDA Margin

EBITDA / Operating Revenue                       58.8%

Operating Ratio

Operating Expense / Operating Revenue       65.7%

Net Profit Margin

Net Profit / Operating Revenue

14.1%

Current Ratio

Total Current Asset / Total Current Liabilities              150.0%

Interest Coverage

EBITDA/Interest Expense

                544.4%

Debt to EBITDA

(Debt + Procurement Payable) / EBITDA

192.8%

(Annualized)

Debt to Equity

Debt / Total Equity

 78.2%

Highlights

•

Indosat cellular business gained 1.392.1 million net-addition of subscribers in the first half of 2004 an increase of 90.9% compared to net-addition in the same period last year.

•

Indosat’s IDD recorded  a yoy growth despite shows a declining trend  from quarter to quarter in 2004.

•

Indosat’s MIDI recorded a stable growth due to a higher potential whole sale market both in international and domestic market

•

Launched Fixed Wireless Service “StarOne” in Surabaya (in May) and Jakarta (in July)

For immediate release:

INDOSAT REPORTS FIRST HALF 2004

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

Jakarta, 31 August 2004, PT Indosat Tbk (“Indosat” or “the Company”) today released its consolidated first half of 2004 operational and financial results with limited review report.  The Company booked operating revenue and operating income for the period ended 30 June  2004 amounting to Rp5,074.0 billion and Rp1,739.2 billion respectively. Net income was recorded as Rp717.6 billion.

For the period ended 30 June 2004, cellular, international calls, and MIDI services contributed 66.4%, 18.6%, and 14.3% to operating revenues, respectively.  Other services contributed the remaining 0.7% of operating revenues.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Profit and Loss Statements

For the period ended 30 June 2004 compared to the period ended 30 June 2003:

Operating Revenues increased by 30.7%; cellular revenues increased by 51.0%.

Operating revenues of Rp5,074.0 billion during the first half 2004 increased by 30.7% compared to the same period last year, mainly due to cellular revenues growth.

Cellular revenues amounted to Rp3,370.0 in first half 2004, increased by 51.0% compared to the same period last year mainly due to the increase in number of subscribers. Subscribers increased by 70.6% yoy, while ARPU declined by 11.7%.

International call revenues amounted to Rp945.0 in first half 2004, declined by 4.2% despite a 9.2% increase in total minutes, mainly due to the decline in outgoing minutes of 10.5%, special discount on IDD 008 and a lower settlement rate for incoming calls which decreased by 5.9%.

MIDI revenues amounted to Rp725.2 billion or grew by 17.8% compared to same period last year mainly due to the increase of wholesale and End-User segment for domestic private leased circuit.

Operating Expenses only increased by 25.6%

Operating expenses increased by 25.6% mainly due to the followings:

Depreciation and amortization of intangible assets expense increased by 47.1% was due primarily to the addition of the Company’s assets related to our cellular business expansion.

The 25.1% increase in personnel costs was mainly due to increase in ESOP compensation expense of Rp29.8 billion, healthcare for pensioners expense Rp13.4 billion. The remaining increase was mostly contributed by the increase in salary, incentives & allowance and accrual of bonuses.

Compensation expenses decreased by 31.8% mainly due to more minutes routed to our own network (on-net). Compensation expense mainly consists of interconnect with other operators for IDD minutes which represented more than 95% of total compensation expense.

The increase in maintenance of 61.8% was mainly due to the increase of our cellular equipment.

Marketing expenses grew by 3.8% in first half 2004 which was due to marketing activities conducted during the period but it is expected to increase in the second half of 2004.

General and administrative expense declined by 13.8% which was mainly due to the rationalization of policy in the provision on doubtful account for receivables from other operators.

Leased circuit expense declined by 0.5% mainly due to the decline in leased lines charges and efficiency program through migrating to our own network/facility.

The increase in other cost of services expenses amounting to Rp214.3 billion from Rp464.5 billion in first half 2003 to Rp678.8 billion in the first half 2004 or grew by 46.1% was mainly due to (a) increase in cost of SIM card as a result of increase in subscribers, (b) increase in concession fee (1% of revenue) as we increase revenue and increase in radio frequency license due to the Cellular Base Transceiver Station expansion, and (c) increase in site rent as due to the expansion of BTS, BSC & MSC.

Operating Income increased by 41.7%. EBITDA increased by 43.9%

For the period ended 30 June 2004, we recorded operating income of Rp 1,739.2 billion or increased by 41.7% compared to the first half of last year and EBITDA of Rp2,985.0 billion or increased by 43.9%. As such EBITDA margin for the period was 58.8%.

 Other income (expense) grew by 167.7% from expense of Rp254.4 billion in first half 2003 to Rp680.9 billion in first half 2004, due to the following :

 Gain on sale of investment in associated companies of Rp278.7 billion due to the sale of MGTI.

 Foreign exchange losses was recorded Rp110.0 billion which was mainly due to the depreciation of Rp against US dollar during the first half of 2004. As of December 31, 2003, the exchange rate was Rp8,465 per US$1, while it was Rp9,415 per US$1 as of 30 June 2004. In the first half of 2003, the Company incurred a gain on foreign exchange of Rp229.1 billion.

Interest income increased by 29.9% which was mainly due to the higher cash and cash equivalents from Rp2,475 billion as of 30 June, 2003 to Rp5,072 billion as of 30 June 2004.

Financing cost increased by 51.3% mainly due to the interests of debts and bonds that were raised in the fourth quarter of last year.

Amortization of goodwill decreased by 12.8% mainly due to deduction of goodwill balance due to reversal of deferred tax liabilities relating to the merger transaction.

Loss on fair value of derivatives of Rp287.9 billion was net fair value position per 30 June 2004 of cross currency swaps and interest rate swaps transactions which were entered into in the first half of 2004.

Others-net increased from Rp62.7 billion expense in first half 2003 to Rp10.4 billion income in first half 2004.

Income Tax

Consolidated corporate income tax includes current income tax expense of Rp39.5 billion and income tax expense-deferred of Rp350.8.

Income tax expense-current of Rp.39.5 billion was from Lintasarta and IM2. Indosat’s (parent company) income tax, until 30 June 2004 was nil due to fiscal loss carry-over from prior years.

While deferred income tax expense of Rp350.8 billion derived mainly from Indosat’s (parent company) fiscal loss carry-over utilization which can be compensated (30% of Rp767.8 billion taxable income or Rp230.4 billion), and  timing difference between fiscal and accounting such as depreciation, investment income and goodwill and intangible assets amortization (Rp118.6 billion). From subsidiary, deferred income tax is about 12.5 billion

Net Income

Consolidated net income of Rp717.6 billion or increased by 78.5%

We recorded consolidated net income amounting to Rp717.6 billion for the period ended 30 June 2004, representing an increase of 78.5% compared to the same period last  year.

Status of Borrowings and Bonds Payable

Outstanding long term borrowing of Rp9,607.2 billion

As of 30 June 2004, the Company had outstanding long term borrowings of Rp9,607.2 billion which includes :

•

Long term debt of Rp 1,711.6 billion

•

Current maturities of Long-term Debt of Rp358.0 billion

•

Bonds payable - net of unamortized bonds and note issuance cost  of Rp7,537.6 billion.

The table below summarizes major long-term debts of Indosat as of 30 June 2004.

                     Facility               Amount    Maturity         Interest Rate

                                                          INDOSAT

Bonds I                                                 1,000              2006          Series A Fixed 18.5% pa

(Rp billion)                                                                                                 Series B Floating,

                                                                                                               maximum 21% and

                                                                                                                       minimum 16%

Bonds II                                                1,250             2007                     Various (Fixed and

(Rp billion)                                                                                                                 floating)

Bonds III                                                2,500            2008 and                      12.875% fixed

(Rp billion)                                                                          2010                          12.5% and

U.S. Bonds (US$ Million)                            300          2010                             7.75% (Fixed)

Secured Loan (Bank Syndicated)

(Rp billion)

- Mandiri                                                      200           2008          6.25%+average dep rate

                                                                                                               (Mandiri, BNI, BCA)

- BNI                                                            825           2008          5,83%+average dep rate

                                                                                                                (Mandiri, BNI, BCA)

-

BCA                                                          975           2008          5.33%+average dep rate

                                                                                                                (Mandiri, BNI, BCA)

                                                                LINTASARTA

Bank loan(Rp billion)                                   98.7          2007

3-month time deposit rate

guaranteed by BI + 3% -

                                                                                                                                         3.5%

Convertible Bonds (Rp billion)                    36.5          2006 - 2007

 Fixed rate and floating rate

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s  Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp                          Q3-03                  Q4-03                Q1-04                    Q2-04

 Internet (from IM2)                     39,674.4             41,298.0            44,763.5                39,956.3

  Satellite                                            39,042.5             29,656.6            39,771.9                46,246.8

Capital Expenditures

Capital Expenditure Plan of US$650-700 million in 2004.

In 2004, we plan to spend between $650 – 700 million which (equivalent to Rp 6.1 trillion to 6.6 trillion) for capital expenditure of which around $540 (or Rp5.1 trillion will be allocated for cellular.

In first half of 2004, Indosat committed Rp4,116.7 billion for investment which includes the following figures :

(i)

Rp2,944.9 billion for cellular network (40% for capacity enhancement, 35% for coverage extension and 25% for quality and modernization of network).

(ii)

Rp548.2 billion for fixed telecom

(iii)

Rp623.5 billion for MIDI

Foreign Currency  and Interest Rate Risk Management

Foreign currency contract and interest rate swap (LIBOR Linked)

In the first half of 2004, we entered into several foreign currency contracts and interest rate swaps with five separate international financial institutions in order to cost-effectively manage our foreign currency exposure and in order to lower our overall funding costs. These contracts include LIBOR-linked cross currency swap contracts as well as interest rate swap contract with respect to our U.S. dollar and fixed rate interest obligations under the Guaranteed Notes Due 2010. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk.

OPERATIONAL RESULTS

Cellular Services

 1,392.1 thousand  net additional customers during first half 2004

Cellular Subscribers grew by 70.6% year on year

Total cellular customers at 30 June 2004 were recorded 7,354.5 thousand customers representing a 70.6% increase compared to the same period last year. Our cellular business reported 1,392.1 thousands net additional customers during first half of 2004 or 90.9% increase compared to the same period last year.

The above achievement in subscriber growth in first half 2004 was mainly as a result of the expansion and enhancement of our cellular network,  our marketing campaign and promotion activities, as well as introduction of new cellular features and products.

Net addition grew by 21.7% quarter-on quarter.

While in the second quarter of 2004 in particular, net addition of subscribers were 764.1 thousands or increased by 21.7% compared to the net addition in the first quarter of this year. Detailed second quarter of 2004 figures are as follows :

    Net-Add                                                      Q1-04                    Q2-04                   Growth

   (Subs in ‘000)                                                                                                               %

       Prepaid                                                      607.4                     731.6                     20.5%

       Postpaid                                                      20.6                       32.5                      57.6%

       Total                                                          628.0                     764.1                      21.7%

(Subs in ‘000)                                                  Q1-04                   Q2-04

       Prepaid                                                     6,208.2                 6,939.9                    11.8%

       Postpaid                                                      382.2                    414.6                      8.5%

       Total                                                         6,590.4                 7,354.5                    11.6%

Revenue (Rp billion)                                       Q1-04                   Q2-04

      Cellular                                                      1,721.6                 1,648.4                     -4.3%

ARPU (Rp)                                                       Q1-04                    Q2-04

     Blended                                                    100,129                  86,256                   -13.9%

Launched various marketing and promotion programs

Marketing and Promotion initiatives launched during the period were :

•

Matrix-9 : Offering free roaming or free monthly charges for postpaid customers

•

Mentari Liburan and IM3 Holiday : Special package (starter pack) for the holiday seasons equipped with free offering of SMS and airtime.

•

Mentari and IM3 Pulse Transfer : Subscriber-to-subscriber Over-the-Air Pulse Transfer between Mentari and IM3 customers.

•

IM3 Pulsa Shock : Extended offering of flat inter network call charges and SMS

Network Integration and Network Quality

Celular Network Integration in Batam, and East Java were finalized

Integration of legacy Satelindo and IM3 Networks in Batam and East Java  were finalized earlier this year. The integration of network in greater Jakarta and Bali will be finalized in the fourth quarter of 2004.

Fixed Telecommunication Services

IDD Services

IDD minutes grew 9.2% year-on-year

For the first half 2004, Indosat’s IDD minutes grew by 9.2% compared to the same period in 2003, representing a 17.7% growth of the incoming minutes from and outgoing minutes declined by 10.5% (see table attached).

Incoming minutes increased due to partnership program with foreign operator through volume commitment and offering of competitive termination rates for wholesale VoIP minutes which has resulted in a lower incoming revenues. We defend the outgoing minutes through the tiering strategy and discount of IDD program via cellular. A 10.5% decline in outgoing minutes reflects Indosat’s efforts in managing its competitiveness with VoIP.

However, in quarter to quarter comparison as seen in the table below, there was a declining trend on both incoming and outgoing minutes. A future decline in IDD is anticipated following the entry of Telkom in the same service starting from June of this year.

      Minutes                                                    Q1-04                    Q2-04                    Growth%

(in ‘000 mins)

  Outgoing                                                      57,125                   50,194                     -12.1%

  Incoming                                                    171,002                 157,229                       -8.1%

  Total IDD                                                    228,127                 207,423                       -9.1%

   I/O Ratio                                                          2.99                       3.13                         4.7%

   Revenue (in Rp billion)                                     440                        505                       14.8%

MIDI Services

On a year-on-year comparison, Indosat’s International High Speed Leased Circuits wholesale, in the first half of 2004, reached a growth of 110.4% compared to last year indicating a potential continuous growth of this business in the future. In addition, as of 30 June 2004 Domestic High Speed Leased Circuits grew by 220.9% compared to the same period last year due to high potential of domestic market demand.

IPC Wholesale grew by 110.4% year-on-year

                             Services                                          Q1-04                       Q2-04

                                                                           Indosat

         Wholesale

International High speed Leased circuit

1,591                      2,171

Domestic High Speed Leased Circuit

1,310                      1,993

Satellite Transponder Leased (Mhz)

19.39                      23.33

Positive growth in second quarter for wholesale segment and datacom end-users

Datacom

International High Speed Leased Circuit

   548                         564

Domestic High Speed Leased Circuit

2,835                      3,003

Frame Relay (number of ports)

   846                         835

Frame Relay and VSAT services grew to compensate decline in high speed leased lines

                                                                       Lintasarta

High speed Leased line (number of links)

2,002                      1,880

Frame Relay (number of access)

3,823                      3,960

VSAT (number of terminals)

1,256                      1,268

Internet Dial Up (users)

2,276                      2,146

Internet Dedicated (number of links)

   262                         273

                                                                       IM2

Internet Dial Up (subs)                                           25,754                   24,139

Internet Dedicated (subs)                                            610                        625

In the second quarter of 2004, the production of overall MIDI services generally grew, especially for wholesale segment and datacom end user. This figure reflected the market growth of MIDI services. To develop revenues from MIDI services in international and domestic market and anticipate market competition, Indosat maintains international market and expanded domestic market through partnership program and offering a competitive price for wholesale and end user segments.

While in Lintasarta, its high speed leased lines number of links, as of 30 June 2004, declined by 17.0% compared to the same period last year due to the shifting to a more economical service (such as Frame Relay and IPVPN). However, its frame relay and VSAT services grew by 25.1% and 63.0% compared to the same period last year, respectively, as a result of expanding partnership, and migration trend to more economical services or share bandwidth.

Recent development

Fixed Wireless Access “StarOne”

Indosat launched Fixed Wireless Access Service “StarOne” in Surabaya (29 May 2004) and Jakarta (25 July 2004). The service is offered with limited mobility (within one area/city code) and use CDMA2000 1X technology. As of 31 July 2004, StarOne subscribers were 8,444 subscribers, which comprised of 1,505 postpaid subscribers and 6,939 prepaid subscribers. Campaign programs – such as StarOne Grand Launching, StarOne Promo program and sales roadshow to shopping centres – were launched to increase brand awareness and subscriber acquisitions.

Appointment Of Widya Purnama As President Director Of PT Pertamina (Persero)

Related to the appointment of Mr. Widya Purnama as the President Director  of PT Pertamina (Persero), Indosat plans to hold an Extraordinary General Meeting of Shareholders on 30 September 2004,  which among others, will approve the proposed change to the composition of the Board of Directors.

Widya Purnama remains as the President Director of the Company until the EGMS is held. However, he will be on leave of duty until the EGMS and as pursuant to Article 11 paragraph 5 of Indosat’s Articles of Association, the Deputy President Director will cover all his duties.

Independence Day Program

To celebrate the 59th Anniversary of the Indonesia Independence Day on 17th August 2004, Indosat launched several promotion and charity program such as the donation of Rp59 for each IDD minutes dialed through Indosat’s IDD 001  generated during the month of August.

IP Virtual Private Network

Indosat will develop Metro Ethernet in order to anticipate market demand and optimize IMAN network as well as develop Domestic IP-VPN. The MIDI pricing and partnership scheme will be reviewed and developed soon.

Indosat cooperates with NOKIA and BCA in StarOne Marketing

Indosat signed an agreement with Nokia and BCA in August of 2004 relating to the provision of installments/credits facility for BCA Card Holder to own various Nokia branded CDMA handset inclusive with the starter pack of StarOne Postpaid.

The benefit that public can enjoy from this joint marketing are, among others, a facility for BCA card holder to own Nokia branded CDMA handphone with a lower price, the 6 months installment, and a low interest rate. The payment method is also simple, because the credit installment and StarOne invoice will be conducted by debiting BCA customer account.

For further information, please contact :

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indoat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

BALANCE SHEETS

AS OF June 30, 2003 and 2004

(In Billions of Indonesian Rupiah and Millions of US$)

                         2003

                         2004

                           Rp

                           Rp

        US$

DESCRIPTION

CURRENT ASSETS

     Cash and cash equivalents                                                        2,475.2

                  5,072.4

         538.8

     Short-term investments – net  of allowance

                                  187.8

                     101.7

           10.8

     Accounts receivable – net  of allowance

Trade :

Related parties

PT Telkom

                                                  273.2

379.3

                   40.3

  Others                                                                               274.4                        208.0                   22.1

    Third parties                                                                           763.2                     1,103.8                 117.2

Others :

Third parties                                                                            119.2

        31.8

  3.4

     Swap contract                                                                                   -                                -                           -

     Inventories

                                                                                87.7                        120.3                  12.8

     Advances

                            52.2

                       86.7

             9.2

     Prepaid taxes and expenses                                                        625.9                        608.7

                   64.7

     Other current assets                                                                       23.1                          42.3                     4.5

Total Current Assets                                                                    4,881.8                     7,755.1                 823.7

NON-CURRENT ASSETS

      Due from related parties - net of

allowance                                    37.0                          59.1                     6.3

     Deferred tax assets – net                                                             152.2                          40.6                     4.3

     Investments in associated companies - net of allowance

        166.2

                    46.8

  5.0

     Other long-term investments - net of

allowance

                  260.3

              102.2

      10.9

     Property and equipment  - net

12,489.5

               15,171.3

      1,611.4

     Goodwill and other  intangible assets - net

                              3,976.8                     3,178.8                  337.6

     Long-term receivables

                                                                  132.9

                    131.2                    13.9

     Long-term prepaid pension - net of current portion

                   264.4

249.0

               26.4

     Long-term advances                                                                       28.5                       487.5

                  51.8

     Other non-current assets

                                                              288.3

                    482.3                    51.2

Total Non-current Assets                                                           17,796.1

               19,948.9               2,118.8

TOTAL ASSETS

      22,677.90

                    27,704.0

      2,942.5

(1) Translated into Dollars based on average buying and selling rate of US$ 1.00 = Rp. 9,415,-

       which are published by Indonesian Central Bank on June 30, 2004

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

BALANCE SHEETS

AS OF June 30, 2003 and 2004

(In Billions of Indonesian Rupiah and Millions of US$)

2003

2004

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

3.5

18.3

1.9

Accounts payable – trade :

Related parties

26.9

7.7

0.8

Third parties

139.0

182.4

19.4

Dividend payable

153.3

762.2

81.0

Procurement payable

685.3

1,882.9

200.0

Taxes payable

333.9

119.7

12.7

Accrued expenses

545.6

1,085.3

115.3

Unearned income

501.8

622.5

66.1

Deposits from customers

13.0

24.9

2.6

Swap contracts

-

38.7

4.1

Current maturities of long-term debts

Related parties

5.2

168.2

17.9

Third parties

570.2

189.8

20.2

Other current liabilities

46.0

68.8

7.3

Total Current Liabilities

3,023.8

5,171.4

549.3

NON-CURRENT LIABILITIES

Due to related parties

22.0

15.8

1.7

Deferred tax liabilities - net

1,313.5

329.3

35.0

Swap contracts

-

249.2

26.5

Long-term debts - net of current maturities :

Related parties

1,951.7

841.6

89.4

Third parties

1,301.4

870.0

92.4

Bonds payable

3,861.0

7,537.6

800.6

Other non-current liabilities

213.0

230.7

24.5

Total Non-current Liabilities

8,662.6

10,074.1

1,070.0

MINORITY INTEREST

137.4

154.7

16.4

STOCKHOLDERS’ EQUITY

Capital stock

517.7

517.7

55.0

Premium on capital stock

673.1

673.1

71.5

Difference in value from restructuring

transactions of entities under

common control

4,467.7

4,610.9

489.7

Difference in transactions of equity

changes in

     associated  companies/subsidiaries

284.2

403.8

42.9

Stock options

-

54.6

5.8

Difference in foreign currency translation                                                -

0.4

0.0

Unrealized comprehensive income

                                -

                                    -                                  -

Retained earnings :

Appropriated

17.9

33.6

3.6

Unappropriated

4,491.3

5,292.0

562.1

      Net Income this period

402.1                          717.6                               76.2

   Total Retained Earning                                                            4,911.3

 6,043.2                           641.9

Net Shareholders’ Equity

10,854.1

12,303.8

1,306.8

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

22,677.9

27,704.8

2,942.5

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR SIX MONTHS ENDED JUNE 30, 2003 & 2004

 (in billions of Indonesian Rupiah and Millions of US$, except EPS and Earning per ADS)

   Six Month

Ended June 30

2003

                                           2004

 Growth

     Rp

Rp

                     US$

                   ---------------------

OPERATING REVENUES

     Cellular

2,232.3

                         3,370.0

357.9

51.0%

     International calls

   986.4

945.0

100.4

-4.2%

     Multimedia, Data Communication, Internet (“MIDI”)

   615.8

      725.2

77.0

17.8%

     Other services

     47.8

33.8

3.6

-29.3%

Total Operating Revenues

3,882.3

                         5,074.0

538.9

30.7%

OPERATING EXPENSES

Depreciation and amortization

   846.9

                     1,245.8

132.3

47.1%

Personnel

   434.8

      544.0

57.8

25.1%

Maintenance

   148.4

      240.2

25.5

61.8%

Compensation to telecommunications carriers & service providers

    345.3

      235.5

25.0

-31.8%

Administration and general

   207.4

      178.7

19.0

-13.8%

Marketing

   120.3

      124.8

13.3

3.8%

Leased circuits

     87.4

        87.0

9.2

-0.5%

Other costs of services

   464.5

      678.8

72.1

46.1%

Total Operating Expenses

2,655.1

   3,334.8

354.2

25.6%

OPERATING INCOME

1,227.1

   1,739.2

184.7

41.7%

OTHER INCOME (EXPENSES)

Gain on sale of investment in associated company

         0.0

      278.7

29.6

100.0%

Interest income

     87.8

      114.0

12.1

29.9%

Financing cost

    (378.8)

                       (573.1)

(60.9

)

51.3%

Loss on fair value of derivatives

       0.0

                       (287.9)

(30.6

)

100.0%

Amortization of goodwill

  (129.8)

                      (113.2)

(12.0

)

-12.8%

Gain (loss) on foreign exchange - net

   229.1

     (110.0)

(11.7

)

-148.0%

Others - net

    (62.7)

 10.4

1.1

116.6%

TOTAL OTHER INCOME (EXPENSES)

  (254.4)

      (681.0)

(72.3

)

167.7%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES

       6.0

                           61.6

6.5

927.4%

INCOME BEFORE INCOME TAX

   978.8

    1,119.9

119.5

14.4%

INCOME TAX BENEFIT (EXPENSE)

Current

    (372.1)

       (39.5)

(4.2

)

-89.4%

Deferred

  (195.9)

                          (350.8)

(37.3

)

79.1%

TOTAL INCOME TAX BENEFIT (EXPENSE)

  (568.0)

                          (390.3)

(41.5

)

-31.3%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF

     SUBSIDIARIES

   410.8

       729.6

77.5

77.6%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES

      (8.7)

(12.0)

   (1.3)

37.5%

PREACQUISITION INCOME

       0.0                                 0.0

              0.0

0.0%

NET INCOME

   402.1

717.6

76.2

78.5%

BASIC EARNINGS PER SHARE

     77.66

        138.61

              0.01

78.5%

DILUTED EARNINGS PER SHARE

     77.66

        137.47

              0.01

77.0%

BASIC EARNINGS PER ADS (50 B shares per ADS)

3,883.23

6,930.37

             0.74

78.5%

DILUTED EARNINGS PER ADS

3,883.23

                         6,873.70

  0.73

77.1%

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 June 2003 and 2004

                       Description                                                        YTD                           YTD                        Growth

                                                                                                 Ended                        Ended

                                                                                           30 June 2003             30 June 2004

                                                                                                      1                                2                          3=(2-1)/1

CELLULAR

Total Net Additions

Prepaid

688,098

1,338,997

94.6%

Postpaid

  41,183

     53,075

28.9%

Total Net Additions

729,281

1,392,072

90.9%

Total Subscribers (As of End of Period)

Prepaid

           4,029,171

6,939,879

72.2%

Postpaid                                                                                      282,759

   414,637

46.6%

Total Cellular Subscribers

           4,311,930

7,354,516

70.6%

ARPU Postpaid                                                                           348,059

    282,480

-18.8%

ARPU Prepaid                                                                               87,441

      80,508

-7.9%

ARPU Blended                                                                            104,530

      92,281

-11.7%

IDD

Outgoing Traffic (in 000 minute)

119,966

    107,319

-10.5%

Incoming Traffic (in 000 minute)

278,757

    328,232

-17.7%

Total Traffic (in 000 minute)

398,723

    435,551

9.2%

I/C Ratio

      2.32

          3.06

31.6%

MIDI

Indosat : (Accumulated Numbers)

Wholesale

International High Speed Leased Circuit

     1,032

        2,171

110.4%

Domestic High Speed Leased Circuit

       621

        1,993

220.9%

Satellite Transponder Leased (Transponder)                     19.36

        23.33

20.5%

Datacom

International High Speed Leased Circuit

       459

           564

22.9%

Domestic High Speed Leased Circuit

    2,204

        3,003

36.3%

Frame Relay (number of ports)

       719

           835

16.1%

Lintasarta : (Accumulated Numbers)

High Speed Leased Line  (number of links)

    2,265

        1,880

-17.0%

Frame Relay (number of access)

    3,166

        3,960

25.1%

VSAT (number of terminal) - VSAT-NET/IP

       778

        1,268

63.0%

Internet Dial Up (users)

    2,210

        2,146

-2.9%

Internet Dedicated (number of links)

       233

           273

17.2%

IM2

Internet Dial Up (subs)

  26,364

      24,139

-8.4%

Internet Dedicated (subs)                                                                    535

           625

16.8%

EMPLOYEES

Indosat and its subsidiaries                                                          6,205

        7,210

16.2%

(including non permanent employees)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : September 7, 2004

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director

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